AYTU BIOSCIENCE, INC.

373 Inverness Parkway, Suite 206

Englewood, CO 80112

September 16, 2016

Via EDGAR Delivery

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Aytu BioScience, Inc.

Registration Statement on Form S-1

Filed September 2, 2016

File No. 333-213489

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Aytu BioScience, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) to September 19, 2016 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with the foregoing, the Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AYTU BIOSCIENCE, INC.

By:	/s/ Gregory A. Gould
Gregory A. Gould
Chief Financial Officer